

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 30, 2018

David Boris
Chief Executive Officer
Forum Merger Corporation
c/o Forum Investors I, LLC
135 East 57th Street, 8th Floor
New York, New York 10022

> Re: **Forum Merger Corporation**
>   **Amendment No. 3 to Registration Statement on Form S-4**
>   **Filed January 26, 2018**
>   **File No. 333-221848**

Dear Mr. Boris:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 24, 2018 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations of C1

Results of Operations

Nine Months Ended September 30, 2016 Compared to the Nine Months Ended September 30, 2017

Revenue by Core Technology Market, page 223

1.   We note your expanded disclosure on page 224 in response to prior comment 6 that your collaboration revenue was impacted by a decrease due to timing of contract renewals for some large customers. Expand your disclosure to explain the reasons behind the contract timing delays. Clarify whether this impact is a trend that is reasonably likely to impact

future revenues or financial position. Refer to the guidance in Section III.B.3 of SEC Release 33-8350.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services

cc: Stuart Neuhauser, Esq.
         Ellenoff Grossman & Schole LLP